Exhibit 99.2

REPORT PURSUANT TO
PART 5 OF MULTILATERAL INSTRUMENT 62-104 TAKE-OVER BIDS AND ISSUER BIDS
AND
PART 7 OF OSC RULE 62-504 TAKE-OVER BIDS AND ISSUER BIDS

1.	Name and Address of Offeror:

Rogers Communications Inc.
333 Bloor Street East
10th Floor
Toronto, Ontario
M4W 1G9

2.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On November 4, 2010, Rogers Communications Inc. (“RCI”) entered into agreements to acquire 892,250 subordinate voting shares of Cogeco Cable Inc. (“Cogeco”), representing approximately 2.71% of the issued and outstanding Cogeco subordinate voting shares.

3.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

After completion of the transaction, RCI will own 10,687,925 Cogeco subordinate voting shares, representing approximately 32.50% of the issued and outstanding Cogeco subordinate voting shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

See item 3 above.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

N/A

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

N/A

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

$43.98 per Cogeco subordinate voting share (excluding commission).

7.
Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

RCI is acquiring the Cogeco subordinate voting shares for investment purposes. RCI has no current intention of acquiring ownership of or control or direction over any additional shares of Cogeco or Cogeco Inc. but reserves the right to acquire additional shares of such companies, to sell all or any portion of its holding of such shares or to enter into derivative or other transactions with respect to the shares of Cogeco or Cogeco Inc. owned by it.

8.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

RCI entered into agreements with third parties to purchase the Cogeco subordinate voting shares pursuant to a private agreement transaction.

9.	Names of any joint actors in connection with the disclosure required herein:

N/A

10.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the Offeror:

RCI is acquiring the Cogeco subordinate voting shares for an aggregate purchase price of $39,241,155.00 (excluding commissions), which is payable in cash.

11.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

N/A

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

RCI is relying on section 100.1, the private agreement exemption, of the Securities Act (Ontario) and section 4.2 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids. The exemption is available as RCI’s purchases of Cogeco subordinate voting shares are being made from not more than five persons or companies in the aggregate; the offer was not made generally to holders of Cogeco subordinate voting shares; and the value of the consideration payable for the Cogeco subordinate voting shares, including commissions, is not greater than 115% of the market price of the Cogeco subordinate voting shares as at November 3, 2010 as determined in accordance with applicable regulations.

Dated at Toronto, Ontario the 5th day of November, 2010.

ROGERS COMMUNICATIONS INC.

By:	/s/ “David Miller”
Name: David Miller
Title: Senior Vice President, General Counsel and Secretary